

Charles B. Taylor, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
333 West Wacker Drive
Chicago, Illinois 60606

Re: Van Kampen Partners Trust (the "Trust")
     File Numbers 811-22268 & 333-156932

Dear Mr. Taylor:

On January 23, 2009, the Trust filed a registration statement on Form N-1A under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act"). The filing seeks to register six funds (each a "Fund"), each of which invests in U.S. and non-U.S. issuers. The Funds will seek capital appreciation by investing primarily in common and other equity securities of such issuers. We will review the Trust's financial statements and other information submitted in a subsequent amendment and may have comments regarding that information.

Our comments regarding the filing are set forth below. The prospectus comments which follow begin with our comments on the Van Kampen O'Shaughnessy Global Fund prospectus followed by our comments on the prospectuses for the remaining five funds. A comment given with respect to one fund is applicable to similar disclosure appearing in the other prospectuses, unless the context suggests the contrary.

General

1. We remind all registrants of the obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

Prospectus Cover

2. Revise the prominent statement appearing at the bottom of the page, the substance of which is required by Rule 481(b)(1) under the Securities Act, to reflect the changes brought about by the National Securities Markets Improvement Act of 1996.

3. Disclosure in the first paragraph under the caption "Risk/Return Summary – Principal Investment Strategies" states that: "Portfolio securities may be sold when the Fund's portfolio management team believes such securities no longer meet its investment criteria." Describe in general terms the considerations that drive the adviser's determination to sell portfolio securities. See Item 4(b)(2) of Form N-1A.

4.   The second paragraph under this caption indicates that the Fund's investment will include REITs, foreign real estate companies, and derivatives. As to these and similar investments by the Fund, indicate whether they are or may be materially affected by the volatility in or stemming from, the turmoil in the sub-prime mortgage, credit and other affected markets, and if so, add appropriate risk disclosure. Indicate also that there are proposals being considered by the administration to change the regulation of financial institutions that could affect, possibly adversely, investment managers or investment funds.

5.   The disclosure regarding derivatives states that the Fund may: "sell <u>certain</u> derivatives instruments, <u>such as</u> . . ." *Emphasis added.* Please disclose the types of other derivatives that may be acquired by the Fund.

Prospectus - Van Kampen O'Shaughnessy Global Fund

6.   Disclosure sub-captioned "Principal Investment Risks – Risks of Investing in other investment companies" indicates that the Fund will make investments in other investment companies, including ETFs. If the Fund may invest in closed-end funds, including unregistered funds, such as hedge funds or funds that do not fall under the definition of investment company by virtue of §3(c)(1) or §3(c)(7) of the 1940 Act, add appropriate strategy and risk disclosure.

7.   Revise the fee table consistent with the following:

- in light of each Fund's planned investments in other investment companies, add an additional line item for Acquired Fund Fees and Expenses (*See* Investment Company Act Release No. 27399 [June 20, 2006]),

- disclose that "Other expenses" are based on estimated amounts for the current fiscal year. *See* Item 3, Instruction 5(a),

- as required by Instruction 5(c), confirm that the example reflects that shareholder account fees have been estimated and included, and

- with respect to the disclosure in footnote 6 that the adviser may voluntarily waive or reimburse fees or other expenses, confirm to the staff that i) the Fund will not reimburse the adviser for any amount waived, and ii) that the information in the fee table is based on gross and not net results.

8.   Disclosure sub-captioned "Investment Subadviser – Subadvisory agreement" states that: "The Adviser pays the Sub-adviser on a monthly basis 50% of the <u>net</u> advisory fees the Adviser receives from the Fund." *Emphasis added.* Explain to the staff whether the sub-advisor's fee may fluctuate due to waivers and reimbursements paid by the adviser.

9.   The sub-caption that follows, "Prior performance of similarly managed products" reflects the adviser's performance managing certain other accounts. Revise the caption to read as follows: "Prior performance of the sub-advisor managing similar products."

Disclosure under this caption states that: "The Fund will, however, be managed in a manner substantially similar to certain institutional separate accounts and a <u>non-U.S. investment company</u> . . . as managed by the Subadviser <u>and its predecessor asset management businesses</u> prior to the Fund's organization." *Emphasis added.* With respect to the first underlined clause, advise the staff whether the sub-adviser was identified in the prospectus for the foreign fund. If so, please provide a copy of that prospectus to the staff. With respect to the second underlined clause, explain to the staff the difference between the current and former structure of the sub-adviser.

Disclosure in the second paragraph states that the composite is based on all actual fees and expenses, but does not include sales charges. If the accounts were subject to such charges they should be included in the calculation.

The last sentence of the second paragraph and the second sentence of the third paragraph appear redundant.

The penultimate sentence of the last paragraph states that: "The Adviser <u>claims compliance</u> with the Global Investment Performance Standards ("GIPS")." *Emphasis added.* Revise the disclosure to state affirmatively that the composite complies with GIPS, or disclose why the statement is qualified.

The last sentence states: "To receive a complete list and description of the Composite GIPS presentation and disclosure, you may contact (800) 847-2424." Revise the discussion by adding the substance of the referenced information to the SAI.

10.   Revise the sixth paragraph under the caption "How to Buy Shares" by adding the underlined clause to the following sentence: "The Fund also reserves the right to suspend the sale <u>to investors</u> of the Fund's shares in response to conditions in the securities markets or for other reasons," to clarify that sales do not refer to redemption of Fund shares.

11.   The tenth paragraph under this caption discloses that: "The Fund and the Adviser generally expect the Low Balance Amount to be $750, but such amount may be adjusted for any year depending on market conditions." Confirm that this amount will nevertheless not exceed the minimum initial investment amount. Explain whether shareholders will be notified of any change.

12.   The first paragraph of the discussion captioned "Redemption of Shares" states: "Generally shareholders may redeem for cash some or all of their shares without charge by the Fund (other than <u>any applicable sales charge, redemption fee</u> or <u>exchange fee</u>) at any time." *Emphasis added.* If accurate, revise the reference to sales charge so as to

refer to deferred sales charge. If redemption or exchange fees are contemplated, add appropriate disclosure regarding such fees to the fee table.

Prospectus - Van Kampen O'Shaughnessy All Cap Core Fund

13.   Revise the discussion captioned "Investor Profile" by adding a bullet regarding the Fund's investments in foreign and emerging markets; or explain to the staff why no such reference is needed.

Prospectus - Van Kampen O'Shaughnessy Large Cap Growth Fund

14.   The discussion captioned "Investment Objective, Principal Investment Strategies and Risks - Principal Investment Strategies and Risks" discloses that: "Under normal market conditions, the Fund invests at least 80% of its net assets (including any borrowings for investment purposes) in securities of large-sized companies at the time of investment." *Emphasis added.* May the Fund employ investment leverage? If that is the case, add appropriate disclosure to the discussions of strategies and risks.

Statement of Additional Information

15.   The table of contents contains a listing of exhibits presented as they appear in the registration statement. Confirm to the staff that the listing will actually appear in the SAI and that it will appear as currently formatted.

16.   The discussion sub-captioned "Investment Objectives, Investment Strategies and Risks - Investment Company Securities" discloses that each fund may invest in securities of other investment companies, including other open-end or closed-end investment companies and exchange-traded funds and that such investment companies securities may include investment companies managed by the adviser, the sub-adviser or their affiliates. Explain to the staff the provision under §12(d)(1) under which the Funds expects to engage in these activities

17.   Investment restrictions 1 (senior securities and borrowing) and 3 (industry concentration), indicate that such activities may be engaged in to the extent permitted by, or as otherwise provided by, the 1940 Act and the rules, regulations, or other relief granted thereunder. Add disclosure at an appropriate location that explains what the 1940 Act currently permits and what the Funds intend to do with respect to each activity.

18.   The discussion sub-captioned "Investment Advisory Agreements – Litigation Involving the Adviser" discloses that the adviser and one of the funds advised by it are named as defendants in a class actions complaint. Confirm that all documents filed in the action have been filed with the Commission as required by §33 under the 1940 Act.

19.   Revise the first three paragraphs under the caption "Fund Management – Other Accounts Managed by the Portfolio Manager" so as to present the information in tabular format.

<u>Part C</u>

20.   Item 23(i) indicates that the opinion was included with the filing. The exhibit does not appear to have been included with the filing. Please correct this matter.

      *   *   *   *   *   *   *   *   *   *

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate change.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6976.

Sincerely,



Larry L. Greene
Senior Counsel

Thursday, March 05, 2009